UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023.

Commission File Number 001-40626

VTEX
(Exact name of registrant as specified in its charter)

N/A
(Translation of registrant’s name into English)

125 Kingsway, WC2B 6NH
 London, United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                                                                                                                                                      Form 20-F ☒            Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Table of Contents

PART I - FINANCIAL INFORMATION	3

Item 1 - Financial Statements	3

Condensed consolidated interim balance sheets	4

Condensed consolidated interim statements of profit or loss	6

Condensed consolidated interim statements of changes in shareholder’s equity	7

Condensed consolidated interim statements of cash flows	8

Notes to condensed consolidated interim financial statements	9

Item 2 - Management’s discussion and analysis of financial condition and results of operations	30

PART II - OTHER INFORMATION	42

Item 1 - Signatures	42

PART I - FINANCIAL INFORMATION

Item 1 - Financial Statements

Index to Financial Statements

VTEX

Condensed consolidated interim financial statements

Condensed consolidated interim balance sheets

Condensed consolidated interim statements of profit or loss

Condensed consolidated interim statements of changes in shareholder’s equity

Condensed consolidated interim statements of cash flows

Notes to the condensed consolidated interim financial statements

VTEX
Condensed consolidated interim balance sheets
(Unaudited)
In thousands of U.S. dollars, unless otherwise indicated

	September 30, 2023	December 31, 2022
ASSETS
Current assets
Cash and cash equivalents	21,301	24,394
Restricted cash	-	1,608
Short-term investments	192,405	214,164
Trade receivables	41,591	36,844
Recoverable taxes	3,762	5,122
Deferred commissions	937	663
Prepaid expenses	4,291	4,152
Derivative financial instruments	287	117
Other current assets	60	93
Total current assets	264,634	287,157

Non-current assets
Trade receivables	5,920	5,432
Deferred tax assets	20,731	17,710
Prepaid expenses	105	204
Recoverable taxes	4,174	3,334
Deferred commissions	2,769	1,790
Other non-current assets	947	957
Right-of-use assets	3,658	4,818
Property and equipment, net	3,127	3,909
Intangible assets, net	30,173	31,210
Investments in joint venture	1,061	1,152
Total non-current assets	72,665	70,516
Total assets	337,299	357,673

The above condensed consolidated interim balance sheets should be read in conjunction with the accompanying notes.

VTEX
Condensed consolidated interim balance sheets
(Unaudited)
In thousands of U.S. dollars, unless otherwise indicated

	September 30, 2023	December 31, 2022
LIABILITIES
Current liabilities
Accounts payable and accrued expenses	36,549	34,136
Loans and financing	-	1,153
Taxes payable	4,124	4,128
Lease liabilities	1,897	1,898
Deferred revenue	24,366	20,332
Accounts payable from acquisition of subsidiaries	-	299
Other current liabilities	296	70
Total current liabilities	67,232	62,016

Non-current liabilities
Accounts payable and accrued expenses	1,092	511
Taxes payable	-	160
Lease liabilities	2,817	3,737
Deferred revenue	16,354	13,923
Deferred tax liabilities	3,078	2,464
Other non-current liabilities	464	185
Total non-current liabilities	23,805	20,980

EQUITY
Issued capital	19	19
Capital reserve	377,330	390,885
Other reserves	2,142	127
Accumulated losses	(133,286)	(116,373)
Equity attributable to VTEX’s shareholders	246,205	274,658
Non-controlling interests	57	19
Total shareholders’ equity	246,262	274,677
Total liabilities and equity	337,299	357,673

The above condensed consolidated interim balance sheets should be read in conjunction with the accompanying notes.

VTEX
Condensed consolidated interim statements of profit or loss
(Unaudited)
In thousands of U.S. dollars, unless otherwise indicated

	Three months ended		Nine months ended
	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022

Subscription revenue	47,544	36,513	132,078	105,743
Services revenue	3,084	2,241	8,718	6,392
Total revenue	50,628	38,754	140,796	112,135

Subscription cost	(11,395)	(9,755)	(32,948)	(29,917)
Services cost	(3,625)	(2,872)	(12,144)	(8,321)
Total cost	(15,020)	(12,627)	(45,092)	(38,238)
Gross profit	35,608	26,127	95,704	73,897

Operating expenses
General and administrative	(8,374)	(6,944)	(24,541)	(21,296)
Sales and marketing	(15,101)	(16,176)	(44,332)	(55,394)
Research and development	(15,508)	(13,812)	(45,772)	(43,146)
Other losses	(99)	(489)	(1,364)	(954)
Loss from operations	(3,474)	(11,294)	(20,305)	(46,893)

Financial income	8,974	7,137	25,573	16,125
Financial expense	(7,896)	(7,327)	(22,925)	(26,462)
Financial result, net	1,078	(190)	2,648	(10,337)

Equity results	281	272	989	759

Loss before income tax	(2,115)	(11,212)	(16,668)	(56,471)

Income tax
Current	(50)	260	(2,317)	(741)
Deferred	(214)	(590)	2,068	5,115
Total income tax	(264)	(330)	(249)	4,374

Net loss for the period	(2,379)	(11,542)	(16,917)	(52,097)

Attributable to controlling shareholders	(2,374)	(11,542)	(16,913)	(52,095)
Non-controlling interest	(5)	-	(4)	(2)

Loss per share
Basic loss per share	(0.013)	(0.060)	(0.090)	(0.273)
Diluted loss per share	(0.013)	(0.060)	(0.090)	(0.273)

The above condensed consolidated interim statements of profit or loss should be read in conjunction with the accompanying notes

VTEX
Condensed consolidated interim statements of changes in shareholders’ equity
(Unaudited)
In thousands of U.S. dollars, unless otherwise indicated

	Issued capital	Capital reserve	Other reserves	Accumulated losses	Equity attributable to VTEX’s shareholders	Non- controlling interests	Total shareholders’ equity
At January 1, 2022	19	390,466	652	(63,955)	327,182	7	327,189
Net loss for the period	-	-	-	(52,095)	(52,095)	(2)	(52,097)
Other comprehensive income (loss)	-	-	(1,693)	-	(1,693)	-	(1,693)
Total comprehensive income for the period	-	-	(1,693)	(52,095)	(53,788)	(2)	(53,790)
Transactions with owners of the Company
Exercise of stock options	-	430	-	-	430	-	430
Issue of ordinary shares as consideration for a business combination	-	3	-	-	3	-	3
Share repurchase program	-	(5,184)	-	-	(5,184)	-	(5,184)
Share-based compensation	-	8,947	-	-	8,947	-	8,947
Transactions with non-controlling interests	-	-	-	-	-	7	7
Total transactions with owners of the Company	-	4,196	-	-	4,196	7	4,203
At September 30, 2022	19	394,662	(1,041)	(116,050)	277,590	12	277,602

At January 1, 2023	19	390,885	127	(116,373)	274,658	19	274,677
Net loss for the period	-	-	-	(16,913)	(16,913)	(4)	(16,917)
Other comprehensive income (loss)	-	-	2,015	-	2,015	-	2,015
Total comprehensive income for the period	-	-	2,015	(16,913)	(14,898)	(4)	(14,902)
Transactions with owners of the Company
Exercise of stock options	-	632	-	-	632	-	632
Share repurchase program	-	(25,053)	-	-	(25,053)	-	(25,053)
Share-based compensation	-	10,866	-	-	10,866	-	10,866
Transactions with non-controlling interests	-	-	-	-	-	42	42
Total transactions with owners of the Company	-	(13,555)	-	-	(13,555)	42	(13,513)
At September 30, 2023	19	377,330	2,142	(133,286)	246,205	57	246,262

The above condensed consolidated interim statements of changes in shareholders’ equity should be read in conjunction with the accompanying notes

VTEX
Condensed consolidated interim statements of cash flows
(Unaudited)
In thousands of U.S. dollars, unless otherwise indicated

	September 30, 2023	September 30, 2022

Net loss for the period	(16,917)	(52,097)
Adjustments for:
Depreciation and amortization	3,799	3,378
Deferred income tax	(2,068)	(5,115)
Loss on disposal of rights of use, property, equipment, and intangible assets	614	(9)
Expected credit losses from trade receivables	1,093	640
Share-based compensation	12,280	8,501
Provision for payroll taxes (share-based compensation)	2,117	(1,578)
Adjustment of hyperinflation	10,221	3,786
Equity results	(989)	(759)
Accrued interest	(9,875)	(597)
Fair value (gains) losses	(7,863)	6,610
Others and foreign exchange, net	2,559	464
Change in operating assets and liabilities
Trade receivables	(6,781)	(604)
Recoverable taxes	(108)	927
Prepaid expenses	206	3,919
Other assets	(25)	(581)
Accounts payable and accrued expenses	(958)	3,184
Taxes payable	415	(2,523)
Deferred revenue	5,450	48
Other liabilities	1,175	791
Cash used in operating activities	(5,655)	(31,615)
Income tax refund (paid)	233	(193)
Net cash used in operating activities	(5,422)	(31,808)
Cash flows from investing activities
Dividends received from joint venture	1,138	147
Purchase of short-term investment	(112,350)	(111,040)
Redemption of short-term investment	139,458	66,152
Interest and dividend received from short-term investments	1,941	597
Payment of business acquired	-	(1,692)
Acquisitions of property and equipment	(252)	(266)
Derivative financial instruments	359	-
Net cash provided by (used in) investing activities	30,294	(46,102)
Cash flows from financing activities
Derivative financial instruments	-	(718)
Changes in restricted cash	1,660	(403)
Proceeds from the exercise of stock options	632	430
Net-settlement of share-based payment	(1,618)	(1,138)
Buyback of shares	(25,053)	(5,184)
Payment of loans and financing	(1,238)	(1,982)
Interest paid	(5)	(48)
Principal elements of lease payments	(1,152)	(898)
Lease interest paid	(440)	(515)
Net cash used in financing activities	(27,214)	(10,456)
Net decrease in cash and cash equivalents	(2,342)	(88,366)
Cash and cash equivalents, beginning of the period	24,394	121,006
Effect of exchange rate changes	(751)	(2,783)
Cash and cash equivalents, end of the period	21,301	29,857

Non-cash transactions:
Lease liabilities arising from obtaining right-of-use assets	85	985
Issue of ordinary shares as consideration for a business combination	-	3
Dividends from joint venture used to pay accounts from acquisition of subsidiaries	-	448
Transactions with non-controlling interests	42	7

The above condensed consolidated interim statements of cash flows should be read in conjunction with the accompanying notes.

VTEX
Notes to the condensed consolidated interim financial statements
(Unaudited)
In thousands of U.S. dollars, unless otherwise indicated

1
General information

VTEX (“VTEX” or the “Company”) and its subsidiaries, or collectively referred to as the “Group”, provide a software-as-a-service digital commerce platform for enterprise brands and retailers. VTEX’s services enable its customers to execute their commerce strategy, including building online stores, integrating and managing orders across channels, and creating marketplaces to sell products from third-party vendors. The platform is also designed to be the operating system for the commerce ecosystem, enabling enterprise brands and retailers to orchestrate their network of consumers, business partners, suppliers, and fulfillment providers in one place with a complete Commerce, Marketplace, and OMS solution. VTEX assists global companies build, manage, and deliver native and advanced business-to-business (B2B), business-to-consumer (B2C), and Marketplace commerce experiences with competitive time-to-market. The Company's shares, under the symbol “VTEX”, are listed on the New York Stock Exchange (“NYSE”).
The following entities are part of the Group and are being consolidated in these unaudited condensed interim financial statements:

				Interest held by the Group (%)
Company	Place of business/ country of incorporation	Relationship	Principal business activity	September 30, 2023	December 31, 2022	September 30, 2022
VTEX (“VTEX”)	Cayman	Holding	Technology Services
VTEX Argentina S.A. (“VTEX ARG”)	Argentina	Subsidiary	Technology Services	100	100	100
VTEX Brasil Tecnologia para E-commerce LTDA. (“VTEX Brazil”)	Brazil	Subsidiary	Technology Services	100	100	100
VTEX Day Eventos LTDA (“VTEX DAY”)	Brazil	Subsidiary	Production of events	100	100	100
Loja Integrada Tecnologia Para Softwares S.A. (“Loja Integrada”)	Brazil	Subsidiary	Technology Services	98.86	99.58	99.73
VTEX Chile SPA (“VTEX CHI”)	Chile	Subsidiary	Technology Services	100	100	100
VTEX Colombia Tecnologia para Ecommerce S.A.S. (“VTEX COL”)	Colombia	Subsidiary	Technology Services	100	100	100
VTEX Commerce Cloud Solutions LLC (“VTEX USA”)	USA	Subsidiary	Technology Services	100	100	100
VTEX Ecommerce Platform Limited (“VTEX UK”)	UK	Subsidiary	Technology Services	100	100	100
VTEX Mexico Soluciones en Ecommerce S.R.L. de C.V. (“VTEX MEX”)	Mexico	Subsidiary	Technology Services	100	100	100
EICOM Business School S.A.P.I De C.V. (“Escuela”)	Mexico	Subsidiary	Technology Services	100	100	100
Peru Tecnologia para ECOMMERCE S.A.C. (“VTEX PERU”)	Peru	Subsidiary	Technology Services	100	100	100
VTEX Platform España, S.L. ("VTEX ESP")	Spain	Subsidiary	Technology Services	100	100	100
VTEX Ecommerce Platform Limited - Sede Secondaria (“VTEX ITA”)	Italy	Branch	Technology Services	100	100	100
VTEX Ecommerce Platform Limited London - Sucursala Bucuresti (“VTEX ROM”)	Romania	Branch	Technology Services	100	100	100
VTEX Ecommerce Platform Limited – Sucursal em Portugal (“VTEX PORT”)	Portugal	Branch	Technology Services	100	100	100

The Group also holds VT Comercio, a joint venture (“JV”) established in July 2019 with a participation of 50%. On August 30, 2023 the Company announced the termination of the JV. However, the Group has elected to maintain its participation until the dissolution terms are finalized, which is expected to occur in the following months.

VTEX
Notes to the condensed consolidated interim financial statements
(Unaudited)
In thousands of U.S. dollars, unless otherwise indicated

2
Basis of presentation and consolidation

The accounting policies described in detail below have been consistently applied to all periods presented in these unaudited condensed consolidated interim financial statements, unless otherwise stated. The financial statements are applicable for the group consisting of VTEX and its subsidiaries. The accounting policies have been consistently applied by the Group.

a.	Basis for preparation of the unaudited condensed consolidated interim financial statements

The unaudited condensed consolidated interim financial statements of VTEX Group for the nine-month period ended September 30, 2023, have been prepared in accordance with IAS 34 – Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”).

The unaudited interim condensed consolidated financial statements do not include all the information and disclosures required in an annual consolidated financial statement. Accordingly, this report is to be read in conjunction with the Group’s annual consolidated financial statements for the year ended December 31, 2022, and any public announcements made by the Group during the interim reporting period.

The accounting policies adopted are consistent with those of the previous financial year, except for the income tax estimation (see note 6) and the adoption of new and amended standards as set out below.

The unaudited condensed consolidated interim financial statements are presented in U.S. dollars (“USD” or “US$”), which is the Company’s functional and presentation currency. All amounts are rounded to the nearest thousands, except when otherwise indicated.

VTEX
Notes to the condensed consolidated interim financial statements
(Unaudited)
In thousands of U.S. dollars, unless otherwise indicated

b.	New standards, interpretations, and amendments adopted by the Group

A number of amended standards became applicable for the current reporting period. The Group did not have to change its accounting policies or make retrospective adjustments as a result of adopting these amended standards.

c.	Critical estimates and accounting judgments

Management has made judgments and estimates that affect the application of the Group’s accounting policies and the reported amounts of assets, liabilities, income, and expenses. Actual results may differ from these estimates. Accounting estimates and judgments are continually evaluated based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to estimates are recognized prospectively.

In preparing these unaudited condensed consolidated interim financial statements, the significant judgments and estimates made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those set at the consolidated financial statements for the year ended December 31, 2022. No retrospective adjustments were made.

3.	Cash and cash equivalents The breakdown of cash and cash equivalents is as follows:

	September 30, 2023	December 31, 2022
Cash and cash bank deposits	16,651	18,930
Time deposits, investment funds and others	4,650	5,464
Total	21,301	24,394

VTEX
Notes to the condensed consolidated interim financial statements
(Unaudited)
In thousands of U.S. dollars, unless otherwise indicated

4	Short-term investments

	September 30, 2023	December 31, 2022
Investments funds	95,459	204,045
Time deposits and others	96,946	10,119
Short-term investments	192,405	214,164

4.1 Investment funds The following table shows the changes in the balances:

2023
Opening balance on January 1	204,045
Additions	7,158
Redemption	(120,670)
Fair value gains, net	6,928
Exchange differences	(2,002)
Closing balance on September 30	95,459

4.2 Time deposits and others The following table shows the changes in the balances:

2023
Opening balance on January 1	10,119
Additions	105,192
Redemption	(18,788)
Accrued interest	7,934
Exchange differences	(7,511)
Closing balance on September 30	96,946

5	Trade receivables Trade receivables are as follows:

	September 30, 2023	December 31, 2022
Trade receivables	48,407	43,084
Expected credit losses	(896)	(808)
Total trade receivables	47,511	42,276

Current	41,591	36,844
Non-current	5,920	5,432

VTEX
Notes to the condensed consolidated interim financial statements
(Unaudited)
In thousands of U.S. dollars, unless otherwise indicated

The changes in expected credit losses for trade receivables are as follows:

2023
Opening balance on January 1	(808)
Addition, net	(1,093)
Write-off	997
Exchange differences	8
Closing balance on September 30	(896)

The trade receivables by maturity are distributed as follows:

	September 30, 2023	December 31, 2022
Current	45,417	39,188
Overdue:
From 1 to 30 days	1,331	2,087
From 31 to 60 days	452	454
From 61 to 90 days	257	359
From 91 to 120 days	234	295
From 121 to 300 days	716	701
Total	48,407	43,084

6	Current and deferred tax 6.1 Deferred tax assets The balance comprises temporary differences attributable to:

	September 30, 2023	December 31, 2022
Loss allowances for financial assets	315	270
Bonus provision	1,556	1,712
Lease	396	392
Share-based compensation	3,524	3,130
Tax loss (i)	12,955	10,513
Others (ii)	1,985	1,693
Total deferred tax assets	20,731	17,710

(i) Tax losses increase is driven mainly by the current investment position of the Brazilian operations. These amounts are expected to be offset in the foreseeable future.
(ii) This amount refers mainly to temporary differences over accrued expenses.

VTEX
Notes to the condensed consolidated interim financial statements
(Unaudited)
In thousands of U.S. dollars, unless otherwise indicated

6.2 Deferred tax liabilities The balance comprises temporary differences attributable to:

	September 30, 2023	December 31, 2022
Acquisition of subsidiaries	1,206	1,409
Temporary differences	1,304	827
Others	568	228
Total deferred tax liabilities	3,078	2,464

6.3 Income Tax expense Income tax expense is recognized based on Management’s estimate of the weighted average effective annual income tax rate expected for the full financial year.

	Three months ended		Nine months ended
	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022
Current tax
Current tax on profits for the period	(50)	260	(2,317)	(741)
	(50)	260	(2,317)	(741)
Deferred income tax
Decrease (increase) in deferred tax	(214)	(590)	2,068	5,115
	(214)	(590)	2,068	5,115

Income tax	(264)	(330)	(249)	4,374

7	Leases 7.1 Amounts recognized in the balance sheets The balance sheets show the following amounts related to leases:

	September 30, 2023	December 31, 2022
Right-of-use assets
Office buildings	3,658	4,818
Total	3,658	4,818

	September 30, 2023	December 31, 2022
Lease liabilities
Current	1,897	1,898
Non-current	2,817	3,737
Total	4,714	5,635

VTEX
Notes to the condensed consolidated interim financial statements
(Unaudited)
In thousands of U.S. dollars, unless otherwise indicated

The following table shows the changes in the right-of-use asset and lease liabilities:

2023
Right-of-use assets
Opening balance on January 1	4,818
New lease agreements	85
Depreciation	(1,117)
Write-off	(324)
Hyperinflation adjustment	5
Exchange differences	191
Closing balance on September 30	3,658

2023
Lease liabilities
Opening balance on January 1	5,635
New lease agreements	85
Interest added	441
Principal elements of lease payments	(1,152)
Interest payment	(440)
Write-off	(94)
Exchange differences	239
Closing balance on September 30	4,714

7.2 Amounts recognized in the statement of profit or loss The statement of profit or loss presents the following amounts related to leases:

	Three months ended		Nine months ended
	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022
Depreciation charge of office buildings	371	356	1,117	976
Interest expense (included in financial expense)	139	166	441	517
Total	510	522	1,558	1,493

VTEX
Notes to the condensed consolidated interim financial statements
(Unaudited)
In thousands of U.S. dollars, unless otherwise indicated

8	Property and equipment, net Details of the Group’s property and equipment balance are presented below:

	September 30, 2023	December 31, 2022
Leasehold improvements	2,506	2,811
Machinery and equipment	105	307
Furniture and fixture	753	836
Computer and peripherals	4,418	4,346
Accumulated depreciation	(4,655)	(4,391)
Property and equipment, net	3,127	3,909

9	Intangible assets, net Details of the Group’s intangible assets balance are presented below:

	September 30, 2023	December 31, 2022
Software	4,502	4,291
Trademark	230	218
Intellectual property	2,867	2,675
Customer contracts	9,451	9,394
Goodwill	21,476	20,965
Others	547	519
Accumulated amortization	(8,900)	(6,852)
Intangible assets, net	30,173	31,210

10	Accounts payable and accrued expenses The breakdown of accounts payable and accrued expenses is as follows:

	September 30, 2023	December 31, 2022
Trade payables	13,923	14,064
Social charges	6,888	5,537
Profit-sharing	9,631	9,484
Provision for vacation and benefits	7,173	5,506
Others	26	56
Total	37,641	34,647

Current	36,549	34,136
Non-current	1,092	511

VTEX
Notes to the condensed consolidated interim financial statements
(Unaudited)
In thousands of U.S. dollars, unless otherwise indicated

11
Loans and financing

11.1  Breakdown of loans and financing

As of September 30, 2023, the Group no longer has loans to be paid as both Itaú and BNDES contracts were fully paid during the first semester of 2023. More details on each loan are described in the table and footnotes below:

	Interest rate	Country	Maturity	September 30, 2023	December 31, 2022
BNDES (i)	6.5% p.a (Brazilian Reais)	Brazil	Mar/23	-	189
Itaú (ii)	100% CDI + 2.5% p.a (Brazilian Reais)	Brazil	May/23	-	964
Total				-	1,153

(i) In March 2017, the Group raised R$15,577 corresponding to US$5,014 from Brazilian National Bank for Economic and Social Development (BNDES) to finance the development of new ecommerce technologies. The last installment matured in March 2023.
(ii) In June 2019, the Group raised €6,909, corresponding to US$7,782 for working capital purposes. On the same date, a swap was contracted to hedge the amount against foreign exchange rate, designating the financial instrument as a fair value hedge. The last installment matured in May 2023.

11.2 Changes in loans and financing

2023
Opening balance on January 1	1,153
Payment of loans	(1,238)
Interest charged	4
Interest paid	(5)
Basis adjustment on the fair value hedge (i)	42
Exchange differences	44
Closing balance on September 30	-

(i) Losses on the financial instrument designated as a fair value hedge referring to the loan in Euros with Itaú described above have been recognized as a financial expense. Refer to note 19.1(ii) for additional detail.

VTEX
Notes to the condensed consolidated interim financial statements
(Unaudited)
In thousands of U.S. dollars, unless otherwise indicated

12	Taxes payable The breakdown of taxes payable is as follows:

	September 30, 2023	December 31, 2022
Income tax payable	1,414	673
Other taxes payable	2,710	3,615
Total	4,124	4,288

Current	4,124	4,128
Non-current (i)	-	160

(i) The balance refers to sales taxes related to the WorkArea acquisition.

13
Contingencies

The Group is party to civil and labor lawsuits involving loss risks. Provisions for losses resulting from lawsuits are estimated and updated by the Group, based on analysis from the Group’s legal advisors.
The breakdown of existing contingencies classified as probable losses by the Group, based on the evaluation of its legal advisors, which are recognized as a liability, is as follows:

	September 30, 2023	December 31, 2022
Civil	27	6
Labor	44	95
Tax	160	84
Total	231	185

The breakdown of existing contingencies classified as possible losses by the Group, based on the evaluation of its legal advisors, for which no provision was recognized, is as follows:

	September 30, 2023	December 31, 2022
Civil	107	118
Labor	155	-
Tax	1,003	878
Total	1,265	996

On October 9, 2020, Mirakl, Incorporated, filed a complaint for unspecified damages and preliminary and permanent injunctive relief in the United States District Court for the District of Massachusetts against our subsidiary VTEX Commerce Cloud Solutions LLC, or VTEX USA, and certain of its employees that were formerly employed by the plaintiff.

VTEX
Notes to the condensed consolidated interim financial statements
(Unaudited)
In thousands of U.S. dollars, unless otherwise indicated

On April 14, 2021, the court denied the motion to dismiss. On October 4, 2021, the court granted VTEX's motion to appoint an independent expert to manage forensic discovery. On December 31, 2021, the court approved a forensic protocol to be employed by the independent expert. As of September 30, 2023, the parties are conducting discovery. Although VTEX plans to defend itself against such lawsuit, the Company is not able to predict the outcomes of such lawsuit at this current discovery stage. On September 30, 2023 and December 31, 2022, this contingency was classified as possible, however at the end of the reporting period it was not possible to estimate the future cash outflows at this stage of the lawsuit, and, therefore, it was not included in the table above.

14	Shareholders’ equity 14.1 Issued capital The total share capital is as follows:

	September 30, 2023	December 31, 2022
Number of ordinary nominative shares	185,535,515	188,992,529
Par value	0.0001	0.0001
Total issued capital	19	19

15
Revenue from services provided

The Group revenue derives mainly from the transfer of services rendered and fees charged as services are provided, therefore, mostly recognized over time. Disaggregation of revenue by major product lines are as follows:

	Three months ended		Nine months ended
	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022
Subscriptions	51,718	39,720	144,571	115,420
Taxes on subscriptions	(4,174)	(3,207)	(12,493)	(9,677)
Subscription revenue	47,544	36,513	132,078	105,743

Services provided	3,235	2,370	9,133	6,880
Taxes on services	(151)	(129)	(415)	(488)
Services revenue	3,084	2,241	8,718	6,392

Total revenue	50,628	38,754	140,796	112,135

VTEX
Notes to the condensed consolidated interim financial statements
(Unaudited)
In thousands of U.S. dollars, unless otherwise indicated

16
Earnings (loss) per share

Basic earnings (loss) per share attributable to common stockholders is computed by dividing net income (loss) attributable to common stockholders by the weighted average number of shares of common stock outstanding during the year.
Diluted earnings per share are computed by affecting all potential weighted average dilutive common stock, including options and restricted stock units.
The following table contains the loss per share of the Group for the three and nine-month periods ended September 30, 2023 and 2022:

	Three months ended		Nine months ended
	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022
Loss attributable to the stockholders of the Group	(2,374)	(11,542)	(16,913)	(52,095)
Weighted average number of outstanding common shares (thousands)	186,024	190,842	187,106	191,096
Basic loss per share	(0.013)	(0.060)	(0.090)	(0.273)

	Three months ended		Nine months ended
	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022
Loss attributable to the stockholders of the Group	(2,374)	(11,542)	(16,913)	(52,095)
Weighted average number of outstanding common shares (thousands)	186,024	190,842	187,106	191,096
Diluted loss per share	(0.013)	(0.060)	(0.090)	(0.273)

As of September 30, 2023 and 2022, the number of shares used to calculate diluted net loss per share of common stock attributable to common stockholders is the same as the number of shares used to calculate basic net loss per share of common stock attributable to common stockholders for the period presented because the potentially dilutive shares would have been anti-dilutive if included in the calculation. The number of the potentially dilutive shares that would have been anti-dilutive is disclosed in note 18.

VTEX
Notes to the condensed consolidated interim financial statements
(Unaudited)
In thousands of U.S. dollars, unless otherwise indicated

17	Financial result, net

	Three months ended		Nine months ended
	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022
Interest and dividend earned on bank deposits and financial investments	4,820	300	9,875	597
Foreign exchange gains	1,114	2,098	5,288	5,910
Gains from fair value of financial instruments (i)	1,176	813	1,905	4,089
Gains from short-term investments	1,791	3,879	8,340	5,293
Other financial income	73	47	165	236
Financial income	8,974	7,137	25,573	16,125

Foreign exchange losses	(1,655)	(2,032)	(9,395)	(5,612)
Losses from fair value of financial instruments (i)	(317)	(152)	(962)	(2,273)
Interest on loans	-	(16)	(4)	(52)
Interest on lease liabilities	(139)	(166)	(441)	(517)
Losses from short-term investments	(237)	(3,173)	(1,412)	(13,734)
Adjustment of hyperinflation	(5,361)	(1,707)	(10,221)	(3,786)
Other financial expenses	(187)	(81)	(490)	(488)
Financial expense	(7,896)	(7,327)	(22,925)	(26,462)

Financial result, net	1,078	(190)	2,648	(10,337)

(i) Refers to gain and losses on change in the fair value of hedge instruments (Refer to note 19.1)

VTEX
Notes to the condensed consolidated interim financial statements
(Unaudited)
In thousands of U.S. dollars, unless otherwise indicated

18
Share-based compensation

18.1  Share-based compensation: VTEX

VTEX provides share-based compensation to selected directors and employees as a stock-option plan.

Both stock options and Restricted Stock Units instruments (“RSUs”) are exercisable as long as the director or employee fulfills the worked periods after the options are granted.

Set out below are summaries of stock options granted under the plan:

	Number of options (thousands)	Weighted average exercise price	Remaining contractual terms in years	Weighted average grant date fair value
At January 1, 2023	9,714	4.18	4.37	1.41
Granted	883	4.73	-	1.97
Forfeit	(483)	6.34	-	3.70
Exercised (i)	(750)	0.84	-	0.53
At September 30, 2023	9,365	4.05	3.84	1.31
Stock options exercisable as of September 30, 2023	4,350	4.52	3.63	1.09

(i) The number of stock-options withheld for tax purposes was 8.2 thousand shares.

The fair value of the stock options granted is calculated based on the Binomial Options Pricing Model considering the average contract term. The model inputs for options included:

●	Strike Price - Average price weighted by the quantity granted;
●	Target Asset Price - The trading price closest to the granting date of the options or the trading price derived from an independent valuation report;
●	Risk-Free Interest Rate - US Treasury interest rate, according to the contractual term;
●	Volatility - According to comparable peer entities listed on the stock exchange.

The weighted average inputs used in the nine-month period ended September 30, 2023:

●	Target Asset Price - US$4.74 per share (December 31, 2022 - US$4.40 per share)
●	Risk-Free Interest Rate – 4.14% (December 31, 2022: 3.83%)
●	Volatility – 58.63% (December 31, 2022: 55.68%)
●	Expected dividend: None

VTEX
Notes to the condensed consolidated interim financial statements
(Unaudited)
In thousands of U.S. dollars, unless otherwise indicated

The following table summarizes the RSU options granted under the plan:

	Number of RSUs (thousands)	Weighted average grant date fair value
At January 1, 2023	3,509	6.94
Granted	1,181	4.13
Forfeit	(262)	6.42
Settled (i)	(1,697)	5.87
At September 30, 2023	2,731	6.43

(i) The number of RSUs withheld for tax purposes was 489 thousand shares.

The fair value of the restricted stock units granted was calculated using the same Target Asset Price used in the Stock Options appraisal model.

In June 2023, the Group canceled some stock option instruments, and replacement awards were issued. The total incremental fair value of US$131 will be recognized as an expense over the period from the replacement date to the end of the vesting period. The expense for the canceled stock option granted will continue to be recognized as if the contract had not been terminated. The fair value of the replacement award was determined using the same models and principles of the canceled contract.

For the nine-month period ended September 30, 2023, there was US$ 7,635 of remaining unamortized compensation costs, including social charges, related to unvested stock options and RSUs granted to the Group’s employees. This cost will be recognized over an estimated weighted average remaining period of 1.56 years. Total unamortized compensation costs will be adjusted for future changes in estimated forfeitures.

The total expense, including taxes and social charges related to the share-based compensation plan for the nine-month period ended September 30, 2023, was US$12,068 (the nine-month period ended September 30, 2022: US$7,945). For the period ended September 30, 2023, the Group recorded in the capital reserve the amount of US$10,725 (the nine-month period ended September 30, 2022: US$8,503).

The Company must withhold an amount for an employee's tax obligation associated with a share-based payment and transfer that amount to the tax authority on the employee's behalf. The Company is settling the share-based compensation on a net basis by withholding the number of shares with a fair value equal to the monetary value of the employee's tax obligation and only issuing the remaining shares on completion of the vesting period. If all of the shares outstanding as at September 30, 2023 were subsequently vested, the Group would be required to pay taxes of approximately US$5,734 considering the stock price as of September 30, 2023.

18.2  Share-based compensation: Loja Integrada

On April 29, 2021, VTEX introduced a new share-based compensation plan to selected directors and employees as a stock-option and RSU plan in Loja Integrada, a subsidiary wholly owned. This share-based compensation plan also has RSU and Stock Options. Under both stock-option plan and RSUs, the options have a term of 7 years as of the grant date. They are exercisable as long as the director or employee fulfills the worked periods after the options are granted.

VTEX
Notes to the condensed consolidated interim financial statements
(Unaudited)
In thousands of U.S. dollars, unless otherwise indicated

Set out below are summaries of stock options granted under the plan:

	Number of options (thousands)	Weighted average exercise price	Remaining contractual terms in years	Weighted average grant date fair value
At January 1, 2023	8.42	13.48	5.35	5.66
Granted	-	-	-	-
Forfeit	-	-	-	-
Exercised	-	-	-	-
At September 30, 2023	8.42	14.81	4.61	6.22
Stock options exercisable as of September 30, 2023	8.42	14.81	4.61	6.22

The fair value of the stock options granted is calculated based on the Binomial Options Pricing Model considering the average contract term. The model inputs for options included:

●	Strike Price - Average price weighted by the quantity granted;
●	Target Asset Price - The trading price closest to the granting date of the options or the trading price derived from an independent valuation report;
●	Risk-Free Interest Rate - Future CDI, according to the contractual term;
●	Volatility - According to comparable peer entities listed on the stock exchange.

The following table summarizes the RSU options granted under the plan:

	Number of RSUs (thousands)	Weighted average grant date fair value
At January 1, 2023	285.28	6.42
Granted	115.00	4.93
Forfeit	(82.25)	5.50
Settled (i)	(63.58)	6.62
At September 30, 2023	254.46	6.38

(i) The number of RSUs withheld for tax purposes was 0.7 thousand shares.

For the nine-month period ended September 30, 2023, there was US$902 of remaining unamortized compensation cost, including social charges, related to unvested stock options and RSUs granted to the Group’s employees. This cost will be recognized over an estimated weighted-average remaining period of 1.7 years. Total unamortized compensation costs will be adjusted for future changes in estimated forfeitures.

The total expense, including taxes and social charges related to the Loja Integrada share-based compensation plan for the nine-month period ended September 30, 2023, was US$2,330 (the nine-month period ended September 30, 2022: US$222). For the period ended September 30, 2023, the Group recorded in the capital reserve the amount of US$141 (the nine-month period ended September 30, 2022: US$444).

VTEX
Notes to the condensed consolidated interim financial statements
(Unaudited)
In thousands of U.S. dollars, unless otherwise indicated

The Company must withhold an amount for an employee's tax obligation associated with a share-based payment and transfer that amount to the tax authority on the employee's behalf. The Company is settling the share-based compensation on a net basis by withholding the number of shares with a fair value equal to the monetary value of the employee's tax obligation and only issuing the remaining shares on completion of the vesting period. If all of the shares outstanding as at September 30, 2023 were subsequently vested, the Group would be required to pay taxes of approximately US$104 considering the stock price as of September 30, 2023.

18.3  Amounts recognized in the statement of profit or loss

The following table illustrates the classification of stock-based compensation in the consolidated statements of profit and loss which includes both stock-based compensation of VTEX and Loja Integrada:

	Three months ended		Nine months ended
	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022
Subscription cost	(90)	(171)	(196)	(338)
Services cost	(105)	(47)	(349)	(67)
General and administrative	(1,497)	(1,262)	(4,919)	(2,890)
Sales and marketing	(967)	(1,261)	(3,336)	(1,743)
Research and development	(1,934)	(2,027)	(5,598)	(3,128)
Total	(4,593)	(4,768)	(14,398)	(8,166)

19
Financial Instruments

19.1  Financial instruments by category

The Company classifies its financial assets and liabilities under the following categories: amortized cost, fair value through other comprehensive income and fair value through profit or loss. The classification by category and the corresponding accounting policies of each financial instrument in these condensed consolidated interim financial statements are consistent with those applied and disclosed in the Company’s audited consolidated financial statements for the year ended on December 31, 2022.

(i)     Financial instruments valued at amortized cost

The Group has the following financial instruments valued at amortized cost:

VTEX
Notes to the condensed consolidated interim financial statements
(Unaudited)
In thousands of U.S. dollars, unless otherwise indicated

	September 30, 2023	December 31, 2022
Financial assets:
Cash and cash equivalents	21,301	24,394
Restricted cash	-	1,608
Short-term investments	96,946	10,119
Trade receivables	47,511	42,276
Total	165,758	78,397

Financial liabilities:
Trade payables	13,923	14,064
Lease liabilities	4,714	5,635
Loans and financing	-	1,153
Total	18,637	20,852

(ii) Financial instruments valued at fair value through profit or loss The Group has the following financial instruments valued at fair value through profit or loss:

	Carrying amount
	September 30, 2023	December 31, 2022
Financial assets:
Short-term investments	95,459	204,045
Derivative financial instruments (i)	287	117
Total	95,746	204,162

	Carrying amount
	September 30, 2023	December 31, 2022
Financial liabilities:
Accounts payable from acquisition of subsidiary ("earn out")	-	299
Total	-	299

(i) In September 30, 2023, VTEX ARG had positions in future derivative financial instruments raised through Matba Rofex designated as a protection from hyperinflation and exchange rate devaluation in Argentina. The notional value is US$6,500 and the last maturity date is in December 2023.

For the nine-month period ended on September 30, 2023, the Group had positions in future derivative financial instruments designed as a hedge of foreign currency risk in Argentina. The hedge contracts had maturity dates equal to those of the principal, which was raised through Matba Rofex. The last hedge contract is due December 2023. Additionally, the Group no longer had positions in Swap derivative financial instruments designated as hedge of foreign currency debt raised through Itaú Bank, as these hedge contracts had maturity dates equal to those of the loans raised in foreign currency (note 11), also raised through Itaú Bank, and both instruments last matured in May 2023.

VTEX
Notes to the condensed consolidated interim financial statements
(Unaudited)
In thousands of U.S. dollars, unless otherwise indicated

The following amounts were recognized in profit or loss in relation to financial instruments:

	Three months ended		Nine months ended
	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022
Net gain on financial instruments	859	661	943	1,816

The following amounts were recognized in profit or loss in relation to short-term investments:

	Three months ended		Nine months ended
	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022
Net gain (loss) on short-term investments	1,554	706	6,928	(8,441)

a.  Fair value hierarchy

This section provides details about the judgments and estimates made for determining the fair values of the financial instruments recognized and measured at fair value in the financial statements. The Group has classified its financial instruments into the three levels prescribed under the accounting standards to indicate the reliability of the inputs used in determining fair value.

	September 30, 2023
	Level 1	Level 2	Level 3
Assets
Short-term investments	95,459	-	-
Derivative financial instruments	-	287	-

	December 31, 2022
	Level 1	Level 2	Level 3
Assets
Short-term investments	204,045	-	-
Derivative financial instruments	-	117	-

Liabilities
Accounts payable from acquisition of subsidiary ("earn-out")	-	-	299

There were no transfers between levels 1, 2, and 3 for recurring fair value measurements during the first nine months of 2023.

VTEX
Notes to the condensed consolidated interim financial statements
(Unaudited)
In thousands of U.S. dollars, unless otherwise indicated

Fair value measurements using significant unobservable inputs (level 3)

The fair value of the earn-out classified as level 3 is calculated based on the judgment of the Group and the probability of meeting the goals of each acquisition made during the year. The Sale and Purchase agreement of each acquisition is established if the clients of the acquired entities migrate to the Groups platform and reach an agreed amount, the seller will be entitled to an earn-out. As at September 30, 2023, the fair value of the earn-out was nil (December 31, 2022 - US$299 ).

The following table presents changes in level 3 items for the nine-months period ended on September 30, 2023:

2023
Opening balance on January 1	299
Earn-out adjustment	(299)
Exchange differences	-
Closing balance on September 30	-

b.  Fair values of other financial instruments (unrecognized)

The Group also has several financial instruments which are not measured at fair value in the balance sheet. As at September 30, 2023, these instruments’ fair values are not different from their carrying amounts since the interest receivable/payable is either close to current market rates or the instruments are short-term in nature. Differences were identified for the following instruments at September 30, 2023:

	September 30, 2023		December 30, 2022
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets:
Short-term investments	18,312	17,190	10,119	9,948
Total	18,312	17,190	10,119	9,948

Financial liabilities:
Loans and financing	-	-	1,153	990
Total	-	-	1,153	990

19.2  Financial risk management

The risk management of the Group is predominantly controlled by a central treasury department (Group treasury) under policies approved by the board of directors. Group treasury identifies, evaluates, and hedges financial risks in close co-operation with the Group’s operating units. The board provides written principles for overall risk management and policies covering specific areas, such as foreign exchange risk, interest rate risk, credit risk, the use of derivatives and non-derivative financial instruments, and investment of excess liquidity.

VTEX
Notes to the condensed consolidated interim financial statements
(Unaudited)
In thousands of U.S. dollars, unless otherwise indicated

20
Subsequent events

Subsequent share repurchase and canceling

During October and November of 2023, the Company canceled 1,165,669 Class A common shares, of which 79,829 shares were held in treasury as of September 30, 2023, and 1,085,840 were repurchased after September 30, 2023 under the repurchase share program.

Item 2 – Management’s discussion and analysis of financial condition and results of operations

This Management's Discussion and Analysis of Financial Condition and Results of Operations section may contain certain forward-looking statements that involve risks and uncertainties. Our actual results and the timing of events may differ significantly from those expressed or implied in such forward-looking statements for several reasons, including those described in our prior filings with the U.S. Securities and Exchange Commission.

The following analysis and discussion of our financial condition and results of operations should be read in conjunction with our unaudited condensed consolidated interim financial statements as of September 30, 2023 and 2022 included elsewhere in this document.

Overview

VTEX is the global enterprise digital commerce platform where brands and retailers run their world of commerce. Our platform is designed to be the operating system for the commerce ecosystem, enabling enterprise brands and retailers to orchestrate their complex network of consumers, business partners, suppliers, and fulfillment providers in one place. VTEX puts its customers’ business on a fast path to growth with a complete Commerce, Marketplace, and OMS solution. We help global companies build, manage and deliver native and advanced B2B, B2C, and marketplace commerce experiences with unprecedented time to market and without complexity.

We are redefining the boundaries between digital and physical commerce, empowering personal shoppers, and fostering seamless interactions across both realms. Our aim is to boost our customers' conversion and efficiency rates in their commerce operations. Through VTEX, enterprises can easily build online stores, integrate and manage orders across multiple channels, create marketplaces to sell third-party vendors' products, and optimize their product delivery process, among many other capabilities.

With over 20 years of experience in digital commerce, VTEX has been a leader in accelerating the digital commerce transformation in Latin America and is expanding globally. Our platform is engineered to enterprise-level standards and functionality with approximately 85% of our GMV coming from large, blue-chip companies (i.e. customers with more than US$10 million of GMV per year). We are trusted by more than 2,600 customers with over 3,400 active online stores across 38 countries to connect with their consumers in a meaningful way.

We benefit from the acceleration of digitalization globally, and in particular in Latin America, where ecommerce is still underpenetrated. Accelerating ecommerce growth, evolving consumer expectations and the proliferation of digital shopping alternatives are raising the bar for brands and retailers to stay relevant. Legacy structures developed over years force enterprises to choose between deep customization and speed to market. Our technology combined with our ecosystem of partners solves this problem. We deliver flexibility and simplicity to complex, mission critical commerce operations. We were named a leader in the IDC MarketScape: Worldwide B2C Digital Commerce Platforms 2020 Vendor Assessment. We were also recognized as Visionary in the 2023 Gartner Magic Quadrant™ for Digital Commerce for VTEX’s Ability to Execute and Completeness of Vision, August 2023 report, and top-rated digital commerce platform at Gartner Peer Insights ‘Voice of the Customer’: Digital Commerce. Additionally, we were named a “Contender” in The Forrester Wave™: B2C Commerce Solutions and VTEX was awarded medals in all 24 categories of the “2023 Paradigm B2B Combine: Enterprise and Midmarket Editions”.

We offer access to our platform on a subscription basis, which accounted for 93.9% of our revenue for the three-month period ended September 30, 2023, compared to 94.2% of our revenue in the same period of 2022. Our subscription revenue is based on a fixed subscription fee and a transaction-based fee. The transaction-based fee accounts for most of our subscription revenues and is primarily structured as a take rate or percentage of the total value of the orders processed through our platform, including value added taxes and shipping, which we refer to as our GMV. Our transaction-based fee model aligns our success with our customers’ success and our revenue grows as our customers’ GMV grows. In the three-month period ended September 30, 2023, our GMV increased to US$4.0 billion from US$3.0 billion in the same period of 2022, representing an increase of 35.2% in USD and 27.8% on an FX neutral basis. In the same period, our revenue increased to US$50.6 million from US$38.8 million, representing an increase of 30.6% in USD and 24.5% on an FX neutral basis.

Key metric— Gross merchandise value

The key metric we use to measure our performance, identify trends affecting our business, formulate our business plan projections and support our strategic decisions is GMV. Due to the seasonality of ecommerce and the foreign exchange effects resulting from the volatility of the currencies of the jurisdictions where we operate (particularly Latin America countries) vis-à-vis the U.S. Dollar (which is our functional currency), our management compares GMV on a year-over-year and foreign exchange neutral basis. The foreign exchange neutral measures are calculated by using the average monthly exchange rates for each month during the previous year, adjusted by inflation in countries with hyper-inflation, and applying them to the corresponding months of the current year, so as to calculate what our results would have been had exchange rates remained stable from one year to the next.

GMV is the total value of customer orders processed through our platform, including value added taxes and shipping. Our GMV does not include the value of orders processed by our SMB customers or B2B transactions. Due to our transaction-based subscription model, we believe that GMV growth is linked with our revenue growth and we track GMV as an indicator of the success of our customers, the performance of the platform and our market share.

	Three months ended		Nine months ended
	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022
	(in millions of U.S. Dollars, unless otherwise indicated)
GMV	3,999.3	2,957.5	11,141.5	8,783.9
GMV growth FX neutral (%)	27.8%	28.7%	23.2%	25.8%

Seasonality and quarterly operations results

Our transaction-based subscription model, similar to most retail businesses, experiences seasonal fluctuations. Historically, we have generated higher net sales in the fourth quarter, as a consequence of the concentration of special dates during that quarter.

The following table sets forth our quarterly condensed consolidated interim statements of profit or loss data for each of the last historical nine quarters. The condensed consolidated interim statements of profit or loss data below has been prepared on the same basis as the unaudited consolidated financial statements included elsewhere in this document and, in our opinion, reflects all necessary adjustments, consisting only of ordinary course recurring adjustments, necessary to present this information fairly and accurately. These historical quarterly results of operations are not necessarily indicative of the results of operations for any future period. The pandemic's macroeconomic impact led to fluctuations in seasonal patterns, resulting in certain levels of volatility. Nevertheless, we foresee these effects gradually normalizing as the macroeconomic conditions ease.

	For the three months ended (unaudited)
(in US$ millions)	September 30, 2021	December 31, 2021	March 31, 2022	June 30, 2022	September 30, 2022	December 31, 2022	March 31, 2023	June 30, 2023	September 30, 2023

Subscription revenue	29.6	34.5	32.6	36.6	36.5	42.7	39.8	44.8	47.5
Services revenue	2.2	2.6	2.1	2.1	2.2	2.8	2.5	3.1	3.1
Total revenue	31.9	37.1	34.7	38.7	38.8	45.5	42.3	47.9	50.6
Subscription cost	(9.7)	(10.5)	(10.0)	(10.2)	(9.8)	(11.5)	(10.4)	(11.2)	(11.4)
Services cost	(3.1)	(3.3)	(2.6)	(2.8)	(2.9)	(3.1)	(4.2)	(4.4)	(3.6)
Total cost	(12.8)	(13.8)	(12.6)	(13.0)	(12.6)	(14.6)	(14.6)	(15.5)	(15.0)
Gross profit	19.1	23.4	22.1	25.7	26.1	30.9	27.7	32.4	35.6
Operating expenses
General and administrative	(9.9)	(6.9)	(6.9)	(7.4)	(6.9)	(7.1)	(7.9)	(8.2)	(8.4)
Sales and marketing	(19.3)	(17.5)	(17.9)	(21.3)	(16.2)	(12.4)	(14.8)	(14.4)	(15.1)
Research and development	(14.2)	(11.9)	(13.9)	(15.4)	(13.8)	(14.1)	(14.0)	(16.3)	(15.5)
Other income (losses)	0.0	(0.2)	0.0	(0.5)	(0.5)	(0.4)	(0.8)	(0.5)	(0.1)
Loss from operation	(24.4)	(13.1)	(16.7)	(18.9)	(11.3)	(3.0)	(9.7)	(7.1)	(3.5)
Financial result, net	(0.6)	(1.4)	(4.7)	(5.4)	(0.2)	2.7	1.5	0.1	1.1
Equity results	0.2	0.2	0.2	0.3	0.3	0.3	0.3	0.4	0.3
Income (loss) before income tax	(24.8)	(14.3)	(21.2)	(24.1)	(11.2)	0.0	(7.9)	(6.6)	(2.1)
Income tax	2.8	3.7	2.1	2.6	(0.3)	(0.3)	(0.0)	0.0	(0.3)
Net loss for the period	(22.0)	(10.6)	(19.1)	(21.5)	(11.5)	(0.3)	(7.9)	(6.6)	(2.4)
Earnings (loss) per share
Basic and diluted earnings (loss) per share (US$)	(0.12)	(0.06)	(0.10)	(0.11)	(0.06)	(0.00)	(0.04)	(0.04)	(0.01)

The following table sets forth selected condensed consolidated interim profit (loss) statements data for each of the periods indicated as a percentage of total revenue.

	For the three months ended (unaudited)
	September 30, 2021	December 31, 2021	March 31, 2022	June 30, 2022	September 30, 2022	December 31, 2022	March 31, 2023	June 30, 2023	September 30, 2023

Total revenue	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Subscription cost	(30.6)%	(28.2)%	(28.8)%	(26.3)%	(25.2)%	(25.3)%	(24.6)%	(23.3)%	(22.5)%
Services cost	(9.6)%	(8.9)%	(7.5)%	(7.3)%	(7.4)%	(6.8)%	(9.9)%	(9.1)%	(7.2)%
Total cost	(40.1)%	(37.1)%	(36.3)%	(33.6)%	(32.6)%	(32.1)%	(34.4)%	(32.4)%	(29.7)%
Gross profit	59.9%	62.9%	63.7%	66.4%	67.4%	67.9%	65.6%	67.6%	70.3%
Operating expenses
General and administrative	(31.2)%	(18.6)%	(19.9)%	(19.2)%	(17.9)%	(15.5)%	(18.7)%	(17.2)%	(16.5)%
Sales and marketing	(60.7)%	(47.0)%	(51.6)%	(55.1)%	(41.7)%	(27.3)%	(35.0)%	(30.2)%	(29.8)%
Research and development	(44.5)%	(32.1)%	(40.1)%	(39.8)%	(35.6)%	(30.9)%	(33.0)%	(34.0)%	(30.6)%
Other income (losses)	0.0%	(0.6)%	0.0%	(1.2)%	(1.3)%	(0.9)%	(1.8)%	(1.1)%	(0.2)%
Loss from operation	(76.5)%	(35.4)%	(48.1)%	(48.9)%	(29.1)%	(6.7)%	(23.0)%	(14.9)%	(6.9)%
Financial result, net	(1.8)%	(3.7)%	(13.5)%	(14.0)%	(0.5)%	5.9%	3.4%	0.2%	2.1%
Equity results	0.5%	0.5%	0.6%	0.7%	0.7%	0.8%	0.8%	0.8%	0.6%
Income (loss) before income tax	(77.7)%	(38.6)%	(61.1)%	(62.2)%	(28.9)%	0.1%	(18.7)%	(13.9)%	(4.2)%
Income tax	8.8%	10.0%	6.1%	6.8%	(0.9)%	(0.8)%	(0)%	0.1%	(0.5)%
Net loss for the period	(68.9)%	(28.6)%	(55.0)%	(55.4)%	(29.8)%	(0.7)%	(18.8)%	(13.8)%	(4.7)%

The following table sets forth our Non-GAAP income (loss) from operations for each of the periods indicated:

	For the three months ended (unaudited)
	September 30, 2021	December 31, 2021	March 31, 2022	June 30, 2022	September 30, 2022	December 31, 2022	March 31, 2023	June 30, 2023	September 30, 2023

Loss from operation	(24.4)	(13.1)	(16.7)	(18.9)	(11.3)	(3.0)	(9.7)	(7.1)	(3.5)
Share-based compensation expense	9.3	1.6	2.5	0.9	4.8	4.6	5.1	4.7	4.6
Amortization and adjustment related to acquisitions	0.5	0.8	0.5	0.6	0.5	0.5	0.5	0.8	0.6
Offering expenses ("IPO") (i)	1.3	-	-	-	-	-	-	-	-
Non-GAAP Income (loss) from operation	(13.3)	(10.9)	(13.7)	(17.5)	(6.0)	2.1	(4.1)	(1.5)	1.7

(i) Offering expenses ("IPO") are related to shares offered by the selling shareholders and other one-off IPO expenses.

Components of our results of operations

The following is a summary of the principal line items comprising condensed consolidated interim income of profit and loss.

Total revenue

Our total revenue consists of (1) subscription and support revenue, arising from a multichannel cloud and SaaS-based platform focused on ecommerce; and (2) revenue from professional services and other, arising substantially from consulting services.

Subscription revenue

Subscription revenue consists of revenue derived from (1) a mix of transaction-based fees and fixed subscription fees, in each case derived from customers using our platform; (2) our SMB business; and (3) other business units that generate recurring revenue to us.

Transaction-based fees comprise (a) commission fees charged to customers based on a percentage of the GMV or a fee per order processed on our platform; and (b) commission fees charged to marketplace partners, payment providers, and any other services provided through our app store.

Fixed subscription fees comprise (a) yearly or multi-year upfront fees paid by merchants to reduce future variable fees; and (b) fixed monthly fee for using our platform in any given month. Fixed fees are paid to us at the beginning of the applicable subscription period, regardless of the length of the subscription period. As subscription fees are received in advance of providing the related services, we record deferred revenue on our consolidated balance sheet for the unearned revenue and recognize revenue ratably over the related subscription period.

Services revenue

Services revenue consists primarily of revenue derived from consulting services which are recognized over time during the period that services are performed. Services revenue accounted for 6.1% of our revenue for the three-month period ended September 30, 2023, compared to 5.8% in the same period of 2022. For the nine-month period ended on September 30, 2023, the consulting services revenue accounted for 6.2% of our revenue, compared to 5.7% in the same period of 2022.

Cost of revenue

Our total cost consists of (1) subscription cost; and (2) services cost.

Subscription cost of revenue

Subscription cost consists mainly of costs related to hosting and customer support costs. The hosting related costs include third-party providers, software related platform operating costs, and compensation for our infrastructure team. Support costs are mostly driven by personnel cost, and represent expenses related to the support we provide to our customers.

Services cost of revenue

Services cost consist mainly of personnel costs and/or third-party expenses to provide the professional services advisory for a specific project of a customer project.

Operating expenses

Our operating expenses consist of general and administrative expenses, sales and marketing expenses, and research and development expenses.

General and administrative expenses consist primarily of (1) personnel-related expenses (including stock-based compensation) for our finance, support operation departments, legal and compliance teams; (2) corporate expenses; and (3) corporate overhead allocation. General and administrative expenses also include costs related to business acquisitions, legal and other professional services fees and depreciation and amortization.

Sales and marketing expenses consist primarily of (1) personnel-related expenses (including stock-based compensation) and commissions paid to the direct sales team, the success team, partnership sales team and sales enablement team; (2) travel-related expenses; (3) marketing and events expenses; (4) finder fee commissions; and (5) the allocation of corporate overhead. We plan to continue to incur sales and marketing expenses in the regions that we currently have a presence as well as in new regions over time in order to continue to enhance our brand awareness and our capabilities to attract new customers.

Research and development expenses consist primarily of (1) personnel-related expenses (including stock-based compensation) for product development, product management and product design; (2) software subscription costs related to the product; and (3) the allocation of corporate overhead. We expect to increase the research and development expenses to continue investing in product innovation, and in the development of new products.

Financial results

Financial results consist of financial income and financial expenses. Financial income consists of interest earned on bank deposits, foreign exchange gains, short-term investment gains and other financial income. Financial expense consists mostly of foreign exchange losses, short-term investment losses, losses from fair value of financial instruments, interest on lease liabilities and adjustment of hyperinflation in Argentina.

Income tax

Provision for income taxes consists primarily of income taxes, current and deferred, in certain foreign jurisdictions in which we conduct business. The current and deferred income taxes are calculated based on the tax laws enacted or substantively enacted at the end of the reporting period in the countries in which we operate and generate taxable income.

Currently we are running losses in most of our subsidiaries, and to that extent and considering the profitability expected in the foreseeable future our most relevant operation has been booking the related tax losses as part of our deferred tax assets.

Historical operations results

Comparison of results of operations for the three and nine-month periods ended September 30, 2023 and 2022

The following table sets forth our condensed consolidated interim income statements for the three and nine-month periods ended September 30, 2023 and 2022. The period-to-period comparison of financial results is not necessarily indicative of future results.

	Three months ended		Nine months ended
(in US$ thousands)	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022
Subscription revenue	47,544	36,513	132,078	105,743
Services revenue	3,084	2,241	8,718	6,392
Total revenue	50,628	38,754	140,796	112,135
Subscription cost (1)	(11,395)	(9,755)	(32,948)	(29,917)
Service cost (1)	(3,625)	(2,872)	(12,144)	(8,321)
Total cost	(15,020)	(12,627)	(45,092)	(38,238)
Gross profit	35,608	26,127	95,704	73,897
Operating expenses
General and administrative (1)	(8,374)	(6,944)	(24,541)	(21,296)
Sales and marketing (1)	(15,101)	(16,176)	(44,332)	(55,394)
Research and development (1)	(15,508)	(13,812)	(45,772)	(43,146)
Other losses	(99)	(489)	(1,364)	(954)
Loss from operations	(3,474)	(11,294)	(20,305)	(46,893)
Financial result, net	1,078	(190)	2,648	(10,337)
Equity results	281	272	989	759
Loss before income tax	(2,115)	(11,212)	(16,668)	(56,471)
Total income tax	(264)	(330)	(249)	4,374
Net loss for the period	(2,379)	(11,542)	(16,917)	(52,097)

(1) Includes stock-based compensation expenses as follows:

	Three months ended		Nine months ended
(in US$ thousands)	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022
Subscription cost	(90)	(171)	(196)	(338)
Service cost	(105)	(47)	(349)	(67)
General and administrative	(1,497)	(1,262)	(4,919)	(2,890)
Sales and marketing	(967)	(1,261)	(3,336)	(1,743)
Research and development	(1,934)	(2,027)	(5,598)	(3,128)
Total	(4,593)	(4,768)	(14,398)	(8,166)

Total revenue

The components of our total revenue during the three and nine-month periods ended on September 30, 2023 and 2022 were as follows:

	Three months ended			Nine months ended
(in US$ thousands, except percentages)	September 30, 2023	September 30, 2022	Variation	September 30, 2023	September 30, 2022	Variation
Subscription revenue	47,544	36,513	30.2%	132,078	105,743	24.9%
Services revenue	3,084	2,241	37.6%	8,718	6,392	36.4%
Total revenue	50,628	38,754	30.6%	140,796	112,135	25.6%

Total revenue for the three-month period ended September 30, 2023 was US$50.6 million, an increase of US$11.9 million, or 30.6% in US$ or 24.5% on an FX neutral basis, from US$38.8 million in the same period of 2022. The increase in total revenue was primarily driven by: an increase in GMV of 35.2% in US$ or 27.8% on an FX neutral basis to US$4.0 billion for the three-month period ended September 30, 2023, from US$3.0 billion in the same period of 2022, which also led to higher revenues from transaction-based fees as percentage of total subscription revenues and the expansion of our operations outside of Brazil.

Total revenue for the nine-month period ended September 30, 2023 was US$140.8 million, an increase of  US$28.7  million, or 25.6% in US$ or 23.2% on an FX neutral basis, from US$112.1 million in the same period of 2022. The increase in total revenue was primarily driven by: an increase in GMV of 26.8% in US$ or 23.2% on an FX neutral basis to US$11.1 billion for the nine-month period ended September 30, 2023, from US$8.8 billion in the same period of 2022, which also led to higher revenues from transaction-based fees as percentage of total subscription revenues and the expansion of our operations outside of Brazil.

Total cost

The components of our total cost during the three and nine-month periods ended on September 30, 2023 and 2022 were as follows:

	Three months ended			Nine months ended
(in US$ thousands, except percentages)	September 30, 2023	September 30, 2022	Variation	September 30, 2023	September 30, 2022	Variation
Subscription cost	(11,395)	(9,755)	16.8%	(32,948)	(29,917)	10.1%
Services cost	(3,625)	(2,872)	26.2%	(12,144)	(8,321)	45.9%
Total cost	(15,020)	(12,627)	19.0%	(45,092)	(38,238)	17.9%

Total cost for the three-month period ended September 30, 2023 increased by US$2.4 million, or 19.0%, to US$15.0 million from US$12.6 million in the same period of 2022, mainly due to an increase in total cost of subscription by US$1.6 million.

Total cost for the nine-month period ended September 30, 2023 increased by US$6.9 million, or 17.9%, to US$45.1 million from US$38.2 million in the same period of 2022, mainly due to an increase in total cost of services by US$ 3.0 million.

Gross profit

As a result of the above, our gross profit increased by US$9.5 million, or 36.3% to US$35.6 million for the three-month period ended September 30, 2023 from US$26.1 million in the same period of 2022. As a percentage of our total revenue, our gross profit increased to 70.3% in the three-month period ended September 30, 2023 from 67.4% in the same period of 2022, mainly due to operational hosting cost efficiencies.

Our gross profit increased by US$21.8 million, or 29.5% to US$95.7 million for the nine-month period ended September 30, 2023 from US$73.9 million in the same period of 2022. As a percentage of our total revenue, our gross profit increased to 68.0% in the nine-month period ended September 30, 2023 from 65.9% in the same period of 2022, mainly due to operational hosting cost efficiencies.

Operating expenses

General and administrative

General and administrative expenses during the three and nine-month periods ended on September 30, 2023 and 2022 were as follows:

	Three months ended			Nine months ended
(in US$ thousands, except percentages)	September 30, 2023	September 30, 2022	Variation	September 30, 2023	September 30, 2022	Variation
General and administrative	(8,374)	(6,944)	20.6%	(24,541)	(21,296)	15.2%
Percentage of total revenue	(16.5)%	(17.9)%	-	(17.4)%	(19.0)%	-

Our general and administrative expenses increased by US$1.4 million, or 20.6%, to US$8.4 million for the three-month period ended September 30, 2023 from US$6.9 million in the same period of 2022, primarily due to the increase in expenses related to compensation, including share-based compensation.

For the nine-month period ended September 30, 2023, our general and administrative expenses increased by US$3.2 million, or 15.2%, to US$24.5 million from US$21.2 million in the same period of 2022, primarily due to the increase in expenses related to compensation, including share-based compensation.

Sales and marketing

Sales and marketing expenses during the three and nine-month periods ended September 30, 2023 and 2022 were as follows:

	Three months ended			Nine months ended
(in US$ thousands, except percentages)	September 30, 2023	September 30, 2022	Variation	September 30, 2023	September 30, 2022	Variation
Sales and marketing	(15,101)	(16,176)	(6.6%)	(44,332)	(55,394)	(20.0)%
Percentage of total revenue	(29.8)%	(41.7)%	-	(31.5)%	(49.4)%	-

Our sales and marketing expenses decreased by US$1.1 million, or 6.6%, to US$15.1 million for the three-month period ended September 30, 2023 from US$16.2 million in the same period of 2022, primarily due to the decrease in expenses related to compensation due to the reduction in our sales and marketing workforce as a result of the Company’s efforts to optimize its structure.

For the nine-month period ended September 30, 2023, our sales and marketing expenses decreased by US$11.1 million, or 20.0%, to US$44.3 million from US$55.4 million for the same period of 2022, primarily due to (1) the decrease in expenses related to compensation due to the reduction in our sales and marketing workforce as a result of the Company’s efforts to optimize its structure, (2) the decrease in marketing and events expenses and (3) the decrease in outsourcing expenses, which was partially offset by the increase in expenses related to share-based compensation.

Research and development

Research and development expenses during the three and nine-month periods ended on September 30, 2023 and 2022 were as follows:

	Three months ended			Nine months ended
(in US$ thousands, except percentages)	September 30, 2023	September 30, 2022	Variation	September 30, 2023	September 30, 2022	Variation
Research and development	(15,508)	(13,812)	12.3%	(45,772)	(43,146)	6.1%
Percentage of total revenue	(30.6)%	(35.6)%	-	(32.5)%	(38.5)%	-

Our research and development expenses increased by US$1.7 million, or 12.3% to US$15.5 million for the three-month period ended September 30, 2023 from US$13.8 million in the same period of 2022, primarily due to the increase in expenses related to compensation.

For the nine-month period ended September 30, 2023, our research and development expenses increased by US$2.6 million, or 6.1%, to US$45.8 million from US$43.1 million in the same period of 2022, primarily due to (1) the increase in expenses related to share-based compensation and (2) the increase in outsourcing expenses, which was partially offset by (3) the decrease in other expenses related to compensation and (4) the decrease in IT expenses.

Financial results

The components of our financial results during the three and nine-month periods ended September 30, 2023 and 2022 were as follows:

	Three months ended			Nine months ended
(in US$ thousands, except percentages)	September 30, 2023	September 30, 2022	Variation	September 30, 2023	September 30, 2022	Variation
Financial income	8,974	7,137	25.7%	25,573	16,125	58.6%
Financial expense	(7,896)	(7,327)	7.8%	(22,925)	(26,462)	(13.4)%
Financial result, net	1,078	(190)	(667.4)%	2,648	(10,337)	(125.6)%

Our financial result amounted to a revenue of US$1.1 million for the three-month period ended September 30, 2023, compared to an expense of US$0.2 million in the same period of 2022

Our financial result amounted to a revenue of US$2.6 million for the nine-month period ended September 30, 2023, compared to an expense of US$10.3 million in the same period of 2022.

Explanations for the variations in the above referred period are set forth below:

Financial income

Financial income increased by US$1.8 million, or 25.7%, to US$9.0 million for the three-month period ended September 30, 2023 from US$7.1 million in the same period of 2022, mainly due to (1) an increase in interest and dividends earned on bank deposits and financial investments to US$4.8 million in September 30, 2023 from US$0.3 million in September 30, 2022, which was partially offset by (2) a decrease in short-term investments gains to US$1.8 million in September 30, 2023 from US$3.9 million in September 30, 2022 and; (3) a decrease in foreign exchange gains to US$1.1 million in September 30, 2023 from US$2.1 million in September 30, 2022.

Financial income increased by US$9.4 million, or 58.6%, to US$25.6 million for the nine-month period ended September 30, 2023 from US$16.1 million in the same period of 2022, mainly due to (1) an increase in interest and dividends earned on bank deposits and financial investments to US$9.3 million in September 30, 2023 from US$0.6 million in September 30, 2022 and; (2) an increase in short term investments gains to US$8.3 million in September 30, 2023 from US$5.3 million in September 30, 2022, which was partially offset by (3) a decrease in gains from fair value of financial instruments to US$1.9 million in September 30, 2023 from US$4.1 million in September 30, 2022.

Financial expense

Financial expense increased by US$0.6 million, or 7.8%, to US$7.9 million for the three-month period ended September 30, 2023 from US$7.3 million in the same period of 2022, mainly due to (1) an increase in adjustment of hyperinflation to US$5.4 million in September 30, 2023 from US$1.7 million in September 30, 2022, which was partially offset by (2) a decrease in short-term investment losses to US$0.2 million in September 30, 2023 from US$3.2 million in September 30, 2022;

Financial expense decreased by US$3.5 million, or 13.4%, to US$22.9 million for the nine-month period ended September 30, 2023 from US$26.5 million in the same period of 2022, mainly due to (1) the decrease in short-term investment losses to US$1.4 million in September 30, 2023 from US$13.7 million in September 30, 2022 and; (2) the decrease in losses from fair value of financial instruments to US$1.0 million in September 30, 2023 from US$2.3 million in September 30, 2022, which was partially offset by (3) an increase in foreign exchange losses to US$9.4 million in September 30, 2023 from US$5.6 million in September 30, 2022 and; (4) an increase in adjustment of hyperinflation to US$10.2 million in September 30, 2023 from US$3.8 million in September 30, 2022.

The following tables show the unrealized gain and loss position recorded in our Balance Sheet as at September 30, 2023 and December 31, 2022:

	As at September 30, 2023
	Amortized cost	Gross unrealized gain	Gross unrealized loss	Fair value
Short-term investments	91,597	3,862	-	95,459

	As at December 31, 2022
	Amortized cost	Gross unrealized gain	Gross unrealized loss	Fair value
Short-term investments	208,177	1,013	(5,145)	204,045

Net loss for the period

As a result of the above, our net loss amounted to US$2.4 million for the three-month ended September 30, 2023, compared to US$11.5 million in the same period of 2022.

As a result of the above, our net loss amounted to US$16.9 million for the nine-month period ended September 30, 2023, compared to US$52.1 million in the same period of 2022.

Condensed consolidated interim statements of cash flows

The following table sets forth certain condensed consolidated interim cash flow information for the periods indicated:

	For the nine months ended
(in US$ thousands)	September 30, 2023	September 30, 2022
Net cash used in operating activities	(5,422)	(31,808)
Net cash provided by (used in) investing activities	30,294	(46,102)
Net cash used in financing activities	(27,214)	(10,456)
Net decrease in cash and cash equivalents	(2,342)	(88,366)

Net cash used in operating activities

For the nine months ended September 30, 2023, net cash used in operating activities decreased by US$26.4 million to US$5.4 million, from US$31.8 in the same period of 2022, primarily as a result of:

•	(1) a decrease in net loss of the period to US$16.9 million for the nine-month period ended September 30, 2023, compared to a net loss of US$52.1 in the same period of 2022
•
(2) working capital adjustments which consisted mainly of an increase in deferred revenue in the amount of US$5.5 million for the nine-month period ended September 30, 2023, compared to an increase of US$0.0 million in the same period of 2022. This was partially offset by:

•
(3) working capital adjustments which consisted mainly of an increase in trade receivables in the amount of US$6.8 million for the nine-month period ended September 30, 2023, compared to an increase of US$0.6 million in the same period of 2022.

Net cash provided by (used in) investing activities

For the nine-month period ended September 30, 2023, net cash provided by (used in) investing activities increased by US$76.4 million to US$30.3 million of net cash provided by investing activities from US$46.1 million of net cash used in investing activities in the same period of 2022, primarily as a result of an increase in the redemption of short-term investments to US$139.5 million for the nine-month period ended September 30, 2023, from US$66.2 million in the same period of 2022.

Net cash used in financing activities

For the nine-month period ended September 30, 2023, net cash used in financial activities increased by US$16.8 to US$27.2 million, from US$10.5 million in the same period of 2022, primarily as a result of the buyback of shares in the amount of US$25.1 million for the nine-month period ended September 30, 2023, from US$5.2 in the same period of 2022.

Capital expenditures

Our capital expenditures, consisting of purchase of property and equipment and intangible assets, for the nine-month periods ended September 30, 2023 and 2022, amounted to US$0.3 million and US$0.3 million, respectively, representing 0.2% and 0.2% of our total revenue for the nine-month periods ended September 30, 2023 and 2022, respectively.

We expect to slightly increase our capital expenditures to support the growth in our business and operations.

Off-balance sheet arrangements

As of September 30, 2023, we did not have any off-balance sheet arrangements.

Quantitative and qualitative disclosures about market risk

We are exposed to market risks in the ordinary course of our business, including the effects of foreign currency fluctuations, derivative financial instruments, credit risk and liquidity risk. Information relating to quantitative and qualitative disclosures about these market risks is described below:

Interest rate risk

The interest risk arises from the possibility of us incurring losses due to fluctuations in interest rates in respect of fair value of future cash flows of a financial instrument.

Our investments are made for capital preservation purposes and we do not enter into investments for trading or speculative purposes. Our trade receivables, accounts payable and other liabilities do not bear interest.

Our cash, cash equivalents, restricted cash, and short-term investments consist primarily of interest-bearing accounts held by our parent company in USD. Such interest-earning instruments carry a degree of interest rate risk. To minimize interest rate risk, we intend to maintain our portfolio of cash equivalents in a variety of investment-grade securities, which may include commercial papers, money market funds, and government and nongovernment debt securities. Because of the short-term maturities of our cash, cash equivalents, restricted cash, and short-term investments, as of September 30, 2023, we are not materially exposed to the risk of changes in market interest rates.

Foreign currency exchange risk

We have significant operations internationally that are denominated in foreign currencies. Our exposure to foreign exchange risk is primarily related to fluctuations between the U.S. Dollar and the currency of Latin American countries in which we operate (primarily the Brazilian real, Argentine peso, Colombian peso and Chilean peso). We transact business in various foreign currencies and have significant international revenues and costs. Our cash flows, results of operations and some of our intercompany balances are exposed to foreign exchange rate fluctuations that may differ materially from expectations. We may record significant gains or losses due to foreign currency fluctuations and related hedging activities.

Our subsidiaries determine their functional currency based on the currency that mostly impacts their economic environment. As a result, they generate revenues and incur expenses in currencies other than the Group’s presentation currency. As of the nine-month period ended September 30, 2023 and in the year ended December 31, 2022, 20.7% and 15.6% of our revenues were denominated in, or linked to, U.S. dollars, respectively. As of September 30, 2023 and in the year ended December 31, 2022, our assets were represented by 60.4% and 66.1% in U.S. dollars, 39.6% and 33.9% in other currencies. As of September 30, 2023 and in the year ended December 31, 2022, our liabilities, excluding our total shareholders’ equity, were represented by 13.7% and 13.2% in U.S. dollars, 86.3% and 86.8% in other currencies.

We are exposed to foreign exchange fluctuations on the revaluation of foreign currency assets and liabilities. We use foreign exchange derivative products to hedge the risk of currency devaluation and hyper-inflation. By their nature, derivative financial instruments involve risk, including the credit risk of non-performance by counterparties. We use derivatives for hedging purposes and not as speculative investments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: November 7, 2023

VTEX

By:	/s/ Ricardo Camatta Sodre

Name:	Ricardo Camatta Sodre
Title:	Chief Financial Officer